NAKED BRAND GROUP LIMITED

c/o Bendon Limited

8 Airpark Drive

Airport Oaks

Auckland 2022, New Zealand

October 22, 2020

VIA EDGAR

Mr. Geoff Kruczek

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Naked Brand Group Limited
Registration Statement on Form F-3
Filed October 19, 2020
File No. 333-249547

Dear Mr. Kruczek:

Naked Brand Group Limited hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced registration statement so that such registration statement will become effective as of 9:00 a.m., Monday, October 26, 2020, or as soon thereafter as practicable.

Very truly yours,

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman